Spur Ventures Inc.

Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(expressed in Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles and include a summary prepared by management reconciling significant differences between Canadian and United States generally accepted accounting principles as they affect these financial statements. The financial statements contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company’s independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit of the annual financial statements, and their report follows.

(signed) Robert J. Rennie	(signed) Michael G. Chen

Robert J. Rennie	Michael G. Chen
Chief Executive Officer	Chief Financial Officer
March 30, 2005

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Independent Auditors’ Report

To the Shareholders of
Spur Ventures Inc.

We have audited the consolidated balance sheets of Spur Ventures Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

March 24, 2005
(except for notes 12 and 20, which are as at March 30 , 2005)

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the change described in note 2 to the financial statements. Our report to the shareholders dated March 24, 2005 (except for notes 12 and 20, which are as at March 30, 2005) is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditor's report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

March 24, 2005
(except for notes 12 and 20, which are as at March 30 , 2005)

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Spur Ventures Inc. Consolidated Balance Sheets As at December 31, 2004 and 2003

(expressed in Canadian dollars)

	2004	2003
	$	$
Assets
Current assets
Cash and cash equivalents (note 3)	9,484,991	4,965,571
Short-term investments (note 4)	5,510,500	-
Marketable securities (note 6)	-	98,500
Accounts receivable	188,415	57,601
Inventory (note 5)	1,125,024	-
Prepaid expenses	96,034	-
Due from YPCC (note 11)	371,103	-
	16,776,067	5,121,672
Fixed assets - net (note 7)	8,748,005	26,663
Land use rights - net (note 8)	482,639	-
Mineral properties (note 9)	2,108,249	2,046,045
	28,114,960	7,194,380
Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,181,390	38,616
Customer deposits	494,632	-
Other payable	228,863	-
Due to Yuanfeng (note 11)	44,290	-
Bank loans (note 12)	3,853,100	-
	5,802,275	38,616
Minority interest	971,098	-
Shareholders’ Equity
Capital stock (note 13)
Authorized
Unlimited common shares without par value
Unlimited preferred shares without par value
Issued
39,889,328 common shares (2003 - 28,289,328)	27,550,651	11,846,776
Stock options and warrants (note 13)	2,763,003	41,680
Cumulative translation adjustment	(408,187)	-
Deficit	(8,563,880)	(4,732,692)
	21,341,587	7,155,764
	28,114,960	7,194,380
Commitments (note 19)
Subsequent events (note 20)

Approved by the Board of Directors

(signed) Robert G. Atkinson	Director	(signed) Y.B. Ian He	Director

The accompanying notes are an integral part of these consolidated financial statements.

Spur Ventures Inc. Consolidated Statements of Operations and Deficit For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

	2004	2003	2002
	$	$	$

Sales	4,810,302	-	-

Cost of sales	4,860,560	-	-

Amortization and depreciation	58,027	-	-

	(108,285)	-	-

Expenses
Consulting fees	355,112	255,243	126,629
Loss on disposal of fixed assets	12,806	9,082	-
Management fees	-	27,833	50,000
Office and miscellaneous	224,021	50,730	24,011
Printing and mailing	31,785	13,582	(4,916)
Professional fees	180,725	123,361	68,416
Rent	49,317	31,009	29,669
Repairs and maintenance	18,134	-	-
Selling expenses	134,127	-	-
Stock-based compensation expenses	1,257,040	-	-
Transfer agent and filing fees	38,991	21,501	7,702
Travel, advertising and promotion	227,910	68,190	6,735
Wages and benefits	164,295	3,235	-
Writedown of mineral properties	-	760,490	-
Writedown of marketable securities	-	6,000	7,000
	2,694,263	1,370,256	315,246

Operating loss	(2,802,548)	(1,370,256)	(315,246)

Other income and expense
Interest income	183,608	38,845	3,259
Interest expense	(191,300)	(997)	-
Investment income	825	10,867	37,750
Foreign exchange gain	82,908	1,147	-
Other income	90,661	-	-
Net gain on disposal of marketable securities	2,333	10,340	28,365
	169,035	60,202	69,374

Loss before minority interest	(2,633,513)	(1,310,054)	(245,872)

Minority interest	207,758	-	-

Loss for the year	(2,425,755)	(1,310,054)	(245,872)

Deficit - Beginning of year
As previously reported	(4,732,692)	(3,422,638)	(3,176,766)
Stock-based compensation (note 2)	(1,405,433)	-	-
As restated	(6,138,125)	(3,422,638)	(3,176,766)

Deficit - End of year	(8,563,880)	(4,732,692)	(3,422,638)

Basic and diluted loss per common share	(0.07)	(0.06)	(0.01)

Weighted average number of
common shares outstanding	34,667,716	22,265,095	17,949,328

The accompanying notes are an integral part of these consolidated financial statements.

Spur Ventures Inc. Consolidated Statements of Cash Flows For the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

	2004	2003	2002
	$	$	$

Cash flows used in operating activities
Cash received from customers	4,960,493	-	-
Investment income	825	10,867	37,750
Interest received	157,778	38,845	3,312
Other income received	63,813	-	-
Interest paid	(161,724)	(997)	(81)
Cash paid to suppliers and employees	(5,310,931)	(620,645)	(334,960)

	(289,746)	(571,930)	(293,979)

Cash flows from investing activities
Feasibility study, project development	(62,204)	(43,782)	(311,185)
Purchase of fixed assets	(4,445,159)	(40,922)	-
Purchase of marketable securities	-	(100,000)	(236,250)
Purchase of short-term investments	(5,510,500)	-	-
Amount due from related parties	13,526	-	-
Amounts due from joint venture partner	-	-	(200,000)
Acquisition of YSC - net of cash acquired	(572,255)	-	-
Disposal of marketable securities	100,833	100,840	655,565

	(10,475,759)	(83,864)	(91,870)

Cash flows from financing activities
Issue of common shares	15,784,724	5,635,456	-
Repayment of bank loans	(130,860)	-	-

	15,653,864	5,635,456	-

Effect of exchange rate changes	(368,939)	-	-

Increase (decrease) in cash and cash
equivalents	4,519,420	4,979,662	(385,849)

Cash and cash equivalents (bank overdraft) -
Beginning of year	4,965,571	(14,091)	371,758

Cash and cash equivalents (bank overdraft) -
End of year	9,484,991	4,965,571	(14,091)

The accompanying notes are an integral part of these consolidated financial statements.

Spur Ventures Inc. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

1	Nature of operations

Spur Ventures Inc. (the company) is in the business of developing an integrated fertilizer business in the People’s Republic of China (China). The recoverability of the amounts shown as mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the sale of fertilizer products.

Management acknowledges that if the Yichang phosphate property proves to be successful then it will require significant equity and/or debt financing. Management has successfully raised financing in the past for the early stages of this project; however, there is no assurance that the company will be successful in raising this financing in the future. Management considers that the company has sufficient funding to meet its obligations and maintain administrative and operational expenditures for at least the next 12 months.

In addition, the company has entered into agreements to secure the title of the mineral properties, and has formed a 78.72% controlled Joint Venture Company, Yichang Maple Leaf Chemicals Ltd. (YMC), with Hubei Yichang Phosphorous Chemical Co. Ltd. (YPCC) in December 2003 to undertake the development of the phosphate mines. YMC has not yet commenced active operations. Although these arrangements are in accordance with industry standards for the stage of exploration of such properties, these procedures do not guarantee the company’s title. Property title may also be subject to unregistered prior agreements and regulatory requirements.

To develop an integrated fertilizer business, the company acquired Xinyuan Chemicals Ltd. and formed a Joint Venture Company called Yichang Spur Chemicals Ltd. (YSC) (with a 72.18% controlling interest), which owns a 100,000 tonnes per annum (tpa) fertilizer facility in the City of Yichang, Hubei Province (see note 10).

2	Significant accounting policies

Accounting principles

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). These consolidated financial statements differ in certain material respects from the requirements of United States. GAAP, as disclosed in note 17.

Principles of consolidation

These consolidated financial statements include the accounts of the company, its 72.18% owned Joint Venture Company, Yichang Spur Chemicals Ltd. (YSC), since the date of acquisition, its 78.72% owned Joint Venture Company which is awaiting approval of the Chinese authorities and which was consolidated commencing in the fourth quarter of 2004, Yichang Maple Leaf Chemicals Ltd. (YMC) and its wholly owned subsidiaries, Spur Chemicals (BVI) Inc. and International Phosphate Mining Corporation (International Phosphate). International Phosphate was incorporated to carry out mineral exploration and development programs in China. All significant intercompany transactions and accounts have been eliminated.

(1)

Spur Ventures Inc. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Items subject to significant management estimates include the amounts recorded for stock-based compensation and the assessment of recoverable values. Actual results could differ from those reported.

Marketable securities

Marketable securities are carried at the lower of cost and market value.

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term deposits maturing within 90 days of the original date of acquisition. To limit its exposure, the company deposits its funds with large financial institutions.

Fixed assets

Fixed assets are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method at the following rates calculated to depreciate the cost of the assets less their residual values over their estimated useful lives:

Building	5.00%
Machinery and equipment	8.33% - 10.00%
Motor vehicle	20.00%
Office equipment and furniture	20.00%
Computer equipment	33.33%
Leasehold improvement	50%

Land use right The land use right is for 50 years. It is amortized on a straight-line basis over the initial term of the YSC business license of 30 years.

(2)

Spur Ventures Inc. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

Mineral properties

The company records its interest in mineral properties at cost. Exploration and development expenditures relating to properties that have economically recoverable reserves or significant mineralization requiring additional exploration, as well as interest and costs incurred to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or if impairment is evident.

The acquisition of title to mineral properties is a detailed and time-consuming process. The company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the company, there can be no assurance that such title will ultimately be secured.

Inventory

Inventory is valued at the lower of cost and net realizable value. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost was calculated using the weighted average method comprising all costs of purchases, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Asset retirement obligations

According to current Chinese environmental regulation and contracts of the company, there is no obligation for the company to dismantle and remove plant and equipment or to remediate sites upon the cessation of operations. The company pays an annual environmental fee to the local government as the cost of operating a chemical site. This fee is calculated as a percentage of the annual revenues and is expensed as incurred.

Impairment of long-lived assets

Management of the company regularly reviews the net carrying value of each long-lived asset. Where information is available and conditions suggest impairment, estimated future net cash flows are calculated using estimated future prices, proven and probable reserves, selling prices for fertilizer products, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of long-lived assets would be recorded to the extent the net book value of the related assets exceeds the estimated future cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered.

Management’s estimates of mineral prices, recoverable proven and probable reserves, selling prices for fertilizer products, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of long-lived assets. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its assets.

(3)

Spur Ventures Inc. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

Loss per common share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “treasury stock method” is used whereby the assumed proceeds upon the exercise of stock options and warrants are used to purchase common shares at the average market price during the year.

Income taxes

The company follows the asset and liability method for accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and the amounts reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Foreign currency translations

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at the average exchange rate in effect during the period or at the historical rate for the related non-monetary asset or liability. Realized and unrealized foreign exchange gains and losses are included in earnings.

The consolidated financial statements are presented in Canadian dollars and the functional currency of YSC and YMC is Chinese Yuan Renminbi (RMB). The assets and liabilities of YSC and YMC are translated into Canadian dollars at period-end exchange rates and resulting translation adjustments are reflected as a separate component of shareholders’ equity. Revenues and expenses of YSC and YMC are translated at exchange rates in effect on the transaction dates. Transaction gains or losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the income statement of YSC and YMC as they occur.

Financial instruments

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short periods to maturity. The fair value of marketable securities is disclosed in note 6. Bank loans are carried at current value, due to maturity within a year, as discussed in notes 11 and 12.

(4)

Spur Ventures Inc. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

Stock-based compensation

Effective January 1, 2004, the company adopted the new requirements of the Canadian Institute of Chartered Accountants (CICA) Standard 3870, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation. Previously, the company did not record any compensation cost on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market price at the date of the grants.

Accordingly, the opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock option grants to employees and directors from January 1, 2002 to December 31, 2003, which amounted to $1,405,433, and an increase of $94,600 to share capital and $1,310,833 to stock options.

Revenue recognition

The company recognizes revenues to external customers when the product is shipped and title passes along with the risks and rewards of ownership, provided collectibility is reasonably assured.

3	Cash and cash equivalents

Cash and cash equivalents include banker’s acceptances of $2,499,545 maturing on March 3, 2005 and two discount notes of $2,522,188 and $2,499,985 maturing on January 7, 2005 and January 26, 2005, respectively. Interest receivable of $29,739 has been accrued as at December 31, 2004. Included in cash balances is a balance of approximately $1,109,000 held in accounts in the Chinese subsidiaries, the repatriation of which is subject to certain restrictions.

4	Short-term investments

Short-term investments consist of five redeemable Guaranteed Investment Certificates (GIC) totalling $5,510,500 maintained at a local Canadian bank with an interest rate of 2.10% per annum maturing on September 13, 2005. Interest receivable of $34,874 has been accrued as at December 31, 2004.

5	Inventory

	2004	2003
	$	$

Raw materials	421,922	-
Finished goods	613,753	-
Other consumables	89,349	-

	1,125,024	-

(5)

Spur Ventures Inc. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

In the last quarter of 2004, the company wrote off the unrealizable value of certain finished goods inventory in the amount of $52,256, which has been included in cost of sales.

6	Marketable securities

	2004	2003
	$	$

Energy trust units	-	98,500

The company initially acquired energy trust units in 2001, and during 2002 and 2003 both acquired and disposed of a number of these units. At December 31, 2004, the remaining units held had a cost of $nil (2003 - $101,100) and, consistent with its accounting policy, the company has recognized a loss of $nil (2003 - $1,500) as a result of writing these investments down to their market value during the year. The trust units were sold in January 2004.

7	Fixed assets

			2004	2003

		Accumulated
	Cost	depreciation	Net	Net
	$	$	$	$

Building	1,657,698	60,073	1,597,625	-
Construction-in-progress	4,744,650	-	4,744,650	-
Machinery and equipment	2,487,541	171,182	2,316,359	-
Motor vehicle	43,709	6,151	37,558	-
Office equipment and
furniture	56,849	11,668	45,181	10,081
Leasehold improvements	19,898	13,266	6,632	16,582

	9,010,345	262,340	8,748,005	26,663

Construction-in-progress comprises a phosphoric acid plant which was completed and commissioned subsequent to December 31, 2004.

(6)

Spur Ventures Inc. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

8	Land use rights

			2004	2003

		Accumulated
	Cost	amortization	Net	Net
	$	$	$	$

Land use rights	492,365	9,726	482,639	-

Land use rights refer to the ability of the company to operate a fertilizer and phosphoric acid facility on the Yidu property for a period of 50 years. These land use rights are provided by the municipal government and are being amortized over the initial 30-year term of YSC’s business license as this is currently believed to approximate the estimated useful life.

9	Mineral properties Yichang Phosphate Project

$

Exploration and development costs
Balance - December 31, 2002	2,752,584

Consulting	37,633
Travel	16,318
Amount written off	(760,490)

Balance - December 31, 2003	2,046,045

Consulting	53,309
General and administration	1,025
Travel	7,870

Balance - December 31, 2004	2,108,249

In 1996, the company entered into an agreement with YPCC for the exclusive right to develop the Yichang phosphate deposit, which is located in Hubei province in China. The company can earn a 90% interest in the property by taking the property to production. The Chinese government will earn a 10% interest by contributing land and the mineral rights.

(7)

Spur Ventures Inc. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

In 1999, the company completed the preliminary feasibility study report conducted jointly by the Northern China Chemical Mine Planning and Design Institute and China Wuhuan Chemical Engineering Corp. Final project approval was also received from the Chinese government.

In November 2000, a feasibility study and an environmental impact assessment study were completed.

During 2001, the China Environment Protection Bureau approved the environmental study of the Yichang project.

In April 2002, the feasibility study was updated by Jacobs Engineering Corporation.

In early 2002, the company commenced its application for a mining permit through YPCC. Preliminary approval (stage one) of the application has been received from the Chinese Ministry of Land and Resources. Stage two of the application is in progress. In 2003, the company and YPCC formed a Joint Venture Company, YMC, to undertake the development of the project.

During 2003, $760,490 of deferred mineral property expenditures was written off, being the amount deferred in relation to the Jacobs Engineering Corporation study on the development of a plant, as the construction of the facility will no longer be required due to the purchase of the existing fertilizer facility which was completed in 2004.

10

Acquisition of YSC

In December 2003, the company entered into a letter of intent with YPCC to acquire approximately a 65% interest in an existing fertilizer facility owned and operated by Xinyuan Chemicals Ltd. (Xinyuan) in Yichang. On April 20, 2004, the company formed a 72.18% controlled Joint Venture Company called YSC. The remaining 27.82% of YSC is held by YPCC and Yidu Yuanfeng Chemical Industrial Company Limited (Yuanfeng). YSC owns the 100,000 tpa fertilizer facility in the City of Yichang, Hubei Province. The company made a contribution of $3,351,934 (US$2.5 million) to YSC to acquire its interest. These funds are to be applied to finance the construction of a 60,000 tpa phosphoric acid plant, which was under construction at the end of 2004 and completed and commissioned subsequent to December 31, 2004. The company has also agreed to undertake an expansion of the existing fertilizer facility from 100,000 to 300,000 tpa. The estimated cost of this expansion is approximately US$8.2 million, based on a preliminary scoping study prepared for the company by the Nanjing Chemical Industrial Design Institute.

This acquisition of the fertilizer facility and operations has been accounted for as the acquisition of a business using the purchase method and results of operations have been consolidated since the date of acquisition.

(8)

Spur Ventures Inc. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

The following table summarizes the purchase price allocation based on estimates of the fair values of the assets acquired and liabilities assumed:

$

Cash and short-term deposits	2,779,623
Accounts receivable	259,550
Sundry receivables	22,125
Prepaid expenses	479,576
Due from related parties	1,179,488
Inventory	831,685
Fixed assets	4,935,548
Land use right	538,933
Bank loan	(1,171,420)
Accounts payable and accrued liabilities	(979,781)
Other payables	(323,679)
Long-term loan	(3,166,000)
Due to related parties	(743,689)

4,641,959
Less: Minority interest	(1,290,025)

Cash paid by the company	3,351,934

11	Amounts outstanding with minority shareholders As of December 31, 2004, the company has the following amounts outstanding with minority shareholders of YSC.

	RMB	$
Bank loan for the benefit of YPCC	6,900,000	1,003,260
Loan from YPCC	(4,475,375)	(650,720)
Net exposure of YSC (note 12)	2,424,625	352,540
Advance to YPCC and its subsidiaries	127,663	18,562
	2,552,288	371,102

(9)

Spur Ventures Inc. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

Following the formation of YSC and the acquisition of the fertilizer operations, the company was made aware that YSC became liable for a loan facility of RMB7,400,000 ($1,075,960) from the Agricultural Bank of China (ABC), the funds of which were advanced directly to YPCC prior to the date of acquisition. The company understands that the proceeds of this loan were used in YPCC's business and YSC has received no benefits from this loan. YPCC has guaranteed repayment of this loan to the company and the bank and the company is advised that YPCC has been paying the related interest to the bank. Prior to December 31, 2004, YPCC repaid RMB500,000 of the loan balance, accordingly at December 31, 2004, RMB6,900,000 ($1,003,260) was outstanding on this facility. The company has recorded an amount receivable from YPCC of RMB6,900,000 ($1,003,260) at December 31, 2004, being the amount due from YPCC required for the repayment of the remaining outstanding loan balance.

YSC has also received a working capital loan from YPCC of RMB4,475,375 ($650,720) and YPCC has requested repayment of this loan. YSC has received a written authorization for YPCC to apply this amount to offset the amount receivable from YPCC should YPCC fail to repay the bank loan and YSC is required to make payment of the loan directly to the bank. Accordingly, the company has accounted for the amount receivable from YPCC and the amount payable to YPCC on a net basis.

The company believes the net exposure of RMB2,424,625 ($352,540) to be fully recoverable from YPCC, however, the ultimate collection of this amount remains uncertain and it is possible that the amount may not be fully recoverable.

The company is still in discussion with YPCC and the Agricultural Bank of China regarding the full repayment of the bank loan, which came due in December 2004 (note 12).

12

Bank loans

The company has three bank loans totalling RMB19,600,000 ($2,849,840) (December 31, 2003 - $nil) from a local Chinese bank, in addition to the loan mentioned in note 11. Each of these bank loans is renewed annually and interest is payable monthly.

As at December 31, 2004, information about the bank loans is as follows:

	Principal amount
RMB	CA$	Annual interest rate		Maturity date

5,000,000	727,000	5.49%		December 16, 2004
11,900,000	1,730,260	5.84%		October 27, 2005
2,700,000	392,580	5.58%		November 3, 2005
6,900,000	1,003,260	6.588%	(note 11)	December 27, 2004

26,500,000	3,853,100

(10)

Spur Ventures Inc. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

As mentioned in note 11, the bank loan of RMB6,900,000 ($1,003,260) was incurred in YSC’s name for the benefit of YPCC. This loan was not paid in full as of the end of 2004, because YSC, YPCC and the Agricultural Bank of China were still in discussions on repaying the loan in full. The Agricultural Bank of China has verbally advised the company that no penalty will be charged on the loan and allowed until June 26, 2005 to resolve the loan issue.

The bank loan of RMB5,000,000 ($727,000) with Industrial & Commerce Bank of China (ICBC) became due in December 2004. The company was in discussion with ICBC regarding renewing the loan facility during the first quarter of 2005 and the loan was paid in full on March 30, 2005.

13	Capital stock

	a)	Authorized

Unlimited common shares without par value
Unlimited preferred shares without par value, issuable in series and with special rights and restrictions to be determined on issuance

	b)	Issued and outstanding

	Number of
	common
	shares	Amount
		$

Balance - December 31, 2001 and 2002	17,949,328	6,231,555

Issued for exercise of options	300,000	210,000
Issued for cash under private placement	5,370,000	2,800,000
Issued for exercise of warrants	4,670,000	2,802,000
Commission and finder’s fee for private placement	-	(196,779)

Balance - December 31, 2003	28,289,328	11,846,776

Issued for exercise of warrants	400,000	240,000
Issued for exercise of options	200,000	150,000
Issued for cash under private placement	11,000,000	15,372,725
Fair value of warrants issued to brokers for
private placement services	-	(224,400)
Reallocation from stock options and warrants account
Prior year	-	94,600
Current year	-	70,950

Balance - December 31, 2004	39,889,328	27,550,651

(11)

Spur Ventures Inc. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

On June 22, 2004, the company completed a brokered private placement of 11 million units at a price of $1.50 per unit; each unit comprises one common share and one-half share purchase warrant. Each whole warrant is exercisable for two years to acquire a common share at $1.50 per share. Commissions of $990,000, direct costs of $115,275 and 330,000 share purchase warrants with a value of $224,400 were incurred.

Stock options

Under the 2004 Employee Stock Option Plan, the company may grant options to its directors, officers, and service providers for up to 5,700,000 common shares or such additional amount as may be approved from time to time by the shareholders of the company. Under the plan, the exercise price of each option is not less than the market price of the company’s stock on the date of grant and an option’s maximum term is 5 years. The directors of the company may determine and impose terms upon which each option shall become vested in respect of option shares.

A summary of the company’s options at December 31, 2004, 2003 and 2002 and the changes for the years then ended is presented below:

		Weighted
		average
	Option	exercise
	outstanding	price
		$
Balance - January 1, 2002	1,325,000	0.90

Cancelled/expired	(325,000)	0.90

Balance - December 31, 2002	1,000,000	0.90

Granted	3,185,000	0.79
Exercised	(300,000)	0.75

Balance - December 31, 2003	3,885,000	0.77

Granted	1,850,000	1.50
Exercised	(200,000)	0.75

Balance - December 31, 2004	5,535,000	1.02

On July 23, 2004, the company granted incentive stock options for 1,650,000 shares at a price of $1.50 per share exercisable up to July 23, 2009, to six directors. 25% of the options become vested on the date of grant and 12.5% of the options vest every three months after the date of grant, becoming fully vested after 18 months.

On October 12, 2004, the company granted incentive stock options for 200,000 shares at a price of $1.50 per share exercisable up to October 12, 2009, to an officer. 25% of the options become vested on the date of grant and 12.5% of the options vest every three months after the date of grant, becoming fully vested after 18 months.

(12)

Spur Ventures Inc. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.46% - 4.00%
Expected life of options in years	5 years
Expected volatility	47% - 57%
Dividend per share	$nil

Pro forma information determined under the fair value method of accounting for stock options is as follows:

	2003	2002
	$	$

Loss for the year
As reported	(1,310,054)	(245,872)
Compensation expense	(1,405,433)	-

Pro forma loss for the year	(2,715,487)	(245,872)

Basic and diluted loss per share
As reported	(0.06)	(0.01)
Pro forma	(0.14)	(0.01)

On January 1, 2004, the company adopted the new requirements of the CICA Standard 3870, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. There is no difference between earnings reported and pro forma earnings in 2004 and going forward.

The following table summarizes information about the options outstanding and exercisable at December 31, 2004:

	Options outstanding			Options exercisable
		Weighted
	Number	average	Weighted	Number	Weighted
	outstanding at	remaining	average	exercisable at	average
Range of exercise	December 31,	contractual	exercise	December 31,	exercise
prices	2004	life	price	2004	price
$		(years)	$		$

0.60	2,200,000	3.42	0.60	2,200,000	0.60
0.90	850,000	1.45	0.90	850,000	0.90
1.20	635,000	3.50	1.20	635,000	1.20
1.50	1,850,000	4.53	1.50	668,750	1.50

0.35 to 0.96	5,535,000	3.35	1.02	4,353,750	0.88

(13)

Spur Ventures Inc. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

In the year ended December 31, 2003, the company elected not to follow the fair value method of accounting for stock options granted to employees and directors. Accordingly, no compensation expense is recorded on the grant of share options to employees and directors where the exercise price is equal to the market price at the date of grant. In accordance with the new accounting policy as stated in note 2, the opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock option grants to employees and directors from January 1, 2002 to December 31, 2003, which amounted to $1,405,433, and an increase of $94,600 to share capital and $1,310,833 to stock options.

Warrants

The following is a summary of warrants transactions during the year ended December 31, 2004:

		Weighted
		average
	Number of	exercise
	warrants	price
		$

Balance - December 31, 2002	-	-

Granted	5,370,000	0.63
Exercised	(4,670,000)	0.60

Balance - December 31, 2003	700,000	0.81

Granted	5,830,000	1.50
Exercised	(400,000)	0.60

Balance - December 31, 2004	6,130,000	1.48

Of the outstanding warrants at December 31, 2003, 400,000 had an exercise price of $0.60 which expire in May 2005, all of which have been exercised in 2004, and 300,000 had an exercise price of $1.10 which expire in July 2005.

As part of the consideration of arranging the private placement that was closed on June 22, 2004, 330,000 share purchase warrants were granted to the agent. These warrants are exercisable until June 23, 2006 at a price of $1.50 per share. A fair value of $224,400 has been recorded as cost of the private placement, which is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.36%
Expected life	2 years
Expected volatility	81%
Dividend per share	$nil

(14)

Spur Ventures Inc. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

The following table summarizes information about warrants outstanding at December 31, 2004:

Number of warrants	Exercise price	Expiry date
	$

300,000	1.10	July 15, 2005
5,830,000	1.50	June 23, 2006

6,130,000

14	Related party transactions Included in expenses are the following amounts paid to companies with common directors:

	2004	2003	2002
	$	$	$

Consulting fees	310,112	255,243	76,129
Management fees	-	27,833	50,000
Legal fees	25,542	27,511	13,549

	335,654	310,587	139,678

a)	Directors of the company receive consulting fees for their management services. A total of $310,112 was paid in 2004 to a director and companies controlled by four directors (2003 - $255,243; 2002 - $76,129).

b)	Management fees of $nil (2003 - $27,833; 2002 - $50,000) were paid to companies owned by a director.

c)	Legal fees of $25,542 (2003 - $27,511; 2002 - $13,549) and consulting fees of $34,000 (2003 - $nil; 2002 - $nil) were paid to two officers and a law firm affiliated with a director of the company.

d)	Included in accounts payable and accrued liabilities, there are $3,333 and $20,000 due to two directors for the consulting services provided and salaries payable, respectively and $12,065 due to a director and an officer for expenses incurred on behalf of the company.

e)	Included in accounts receivable is $6,857 due from a director in relation to a travel advance.

(15)

Spur Ventures Inc. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

15

Segmented information

Management considers developing an integrated fertilizer business including the development of the phosphate project in China to be the company’s principal activity. All revenues are earned from sales to customers located in China.

			2004

	Canada	China	Consolidated
	$	$	$

Current assets	15,931,184	844,883	16,776,067
Fixed assets - net	18,694	8,729,311	8,748,005
Land use rights	-	482,639	482,639
Mineral properties	-	2,108,249	2,108,249

	15,949,878	12,165,082	28,114,960

			2003

	Canada	China	Consolidated
	$	$	$

Current assets	5,121,672	-	5,121,672
Fixed assets - net	26,663	-	26,663
Mineral properties	-	2,046,045	2,046,045

	5,148,335	2,046,045	7,194,380

16	Income taxes A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the company’s effective income tax expense is as follows:

	2004	2003
	$	$

Income tax provision at statutory rates	(864,053)	(492,842)
Increase in taxes from:
Non-deductible items	449,094	2,882
Foreign losses subject to different tax rates	14,123	-
Losses not recognized	400,836	489,960

	-	-

(16)

Spur Ventures Inc. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

The company’s controlled Joint Venture Company YSC, has a future income tax liability associated with its capital assets and land use right. It has a potential future income tax asset related to its tax losses, inventory and accounts receivable. The future potential future income tax asset related to its tax losses more than offset its future income tax liability associated with its capital assets. Given the losses incurred by YSC and its history, management has determined that it would not be appropriate to recognize a net future income tax asset. As a Joint Venture Company with foreign parties, YSC has a tax exemption during its first two profitable years and a 50% tax exemption in the third year. What effect this will have on the future taxes payable is unknown at this time since it its dependant on what the profit will be in those low tax years.

The company in Canada has significant loss carryforwards with no revenue generating operations (other than interest income). Therefore, management has determined that it is appropriate that no future income tax asset is recorded for the Canadian entity.

Temporary differences related to the following assets and tax loss carryforwards that give rise to potential future income assets as at December 31, 2004 and 2003 are described below:

	2004	2003
	$	$

Tax loss carryforwards and other amounts	3,361,197	607,337
Fixed assets	(88,280)	(2,452)
Land use right	(116,062)	-
Material properties	254,107	254,107

	3,410,962	858,992
Valuation allowance	(3,410,962)	(858,992)

Future income tax assets	-	-

At December 31, 2004, the company has the following unused tax losses available for application against taxable income of future years, and they expire as follows:

$

2005	862,675
2006	1,815,492
2007	3,709,388
2008	981,091
2009	1,048,665
2010	611,015
2011	916,171

9,944,497

(17)

Spur Ventures Inc. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

17	Differences between Canadian and U.S. generally accepted accounting principles

	a)	The company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The material measurement differences between GAAP in Canada and the United States that would have an effect on these financial statements are as follows:

	2004	2003	2002
	$	$	$

Mineral properties - under Canadian GAAP	2,108,249	2,046,045	2,752,584
Feasibility study/technical evaluation	(2,108,249)	(2,046,045)	(2,752,584)

Mineral properties - under U.S. GAAP	-	-	-

Marketable securities - under Canadian GAAP	-	98,500	95,000
Adjustment for fair market value	-	3,600	-

Marketable securities - under U.S. GAAP	-	102,100	95,000

Capital stock - under Canadian GAAP	27,550,651	11,846,776	6,231,555
Compensatory escrow release value	697,500	697,500	697,500
Flow-through share premium	(135,000)	(135,000)	(135,000)
Pro rata allocation of units value to warrants	(2,840,612)	-	-

Capital stock - under U.S. GAAP	25,272,539	12,409,276	6,794,055

Stock options and warrants - under Canadian
GAAP	2,763,003	41,680	-
Pro rata allocation of units value of warrants	2,840,612	-	-
Stock-based compensation	(1,405,433)	-	-

Stock options and warrants - under U.S. GAAP	4,198,182	41,680	-

Deficit - under Canadian GAAP	(8,563,880)	(4,732,692)	(3,422,638)
Feasibility study/technical evaluation	(2,108,249)	(2,046,045)	(2,752,584)
Compensatory escrow release value	(697,500)	(697,500)	(697,500)
Deferred taxes	135,000	135,000	135,000
Fair market value of marketable securities	-	3,600	-
Stock-based compensation	1,405,433	-	-

Deficit - under U.S. GAAP	(9,829,196)	(7,337,637)	(6,737,722)

(18)

Spur Ventures Inc. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

The impact on the consolidated statements of operations and deficit would be as follows:

	2004	2003	2002
	$	$	$

Loss for the year - under Canadian GAAP	(2,425,755)	(1,310,054)	(245,872)
Feasibility study/technical evaluation	(62,204)	(43,782)	(311,185)
Mineral property written off in year	-	760,490	-
Interest expenses related to construction	49,823	-	-

Loss for the year - under U.S. GAAP before
comprehensive income adjustments	(2,438,136)	(593,346)	(557,057)
Adjustment to arrive at comprehensive income
Marketable securities	(3,600)	3,600	-
Cumulative translation adjustment	408,187	-	-

Comprehensive loss	(2,033,549)	(589,746)	(557,057)
Loss per common share -
under U.S. GAAP before comprehensive
income adjustments	(0.07)	(0.02)	(0.03)

b)	Income taxes

Under U.S. GAAP, the sale of flow-through shares results in a deferred credit being recognized for the excess of the purchase price paid by investors over the fair value of common shares without the flow-through feature. The fair value of the shares is recorded as equity. When the tax deductibility of the qualifying expenditures is renounced, a temporary difference arises with the natural gas interests. A deferred tax liability is established in the amount of the tax benefit foregone, and tax expense is recorded for the difference between the deferred tax liability and the premium received upon issuance of the flow-through shares. This deferred tax liability reverses due to loss carry-forwards available.

c)	Accounting for stock-based compensation

Effective January 1, 2004 for Canadian GAAP, the company adopted CICA 3870, “Stock-based Compensation and Other Stock-based Payments” which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation. Adoption of CICA 3870 was applied retroactively, without restatement, as permitted by the standard. For U.S. GAAP purposes, the company adopted FAS 148, “Accounting for Stock-based Compensation Transition and Disclosure”. FAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. For U.S. GAAP, effective January 1, 2004, the company applied the modified prospective method of adoption included in FAS 148 which recognizes stock-based employee compensation for 2004 as if the fair value based accounting method in this statement had been used to account for all employee awards granted, modified or settled in fiscal years beginning after December 14, 1994. Since all stock options granted from that date to January 1, 2004 vested immediately, application of the modified prospective method for U.S. GAAP purposes in 2004 did not have any additional impact on the stock-based compensation charge for 2004 or on total shareholders’ equity under U.S. GAAP.

(19)

Spur Ventures Inc. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

d)	Mineral property expenditures

Mineral property expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the company expenses exploration or property maintenance expenditures relating to mineral properties as they are incurred. When proven and probable reserves are indicated by a bankable feasibility study for a property, subsequent development costs of the property are capitalized. The capitalized costs of such properties would then be measured periodically to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to fair value using a discounted cash flow basis.

Under U.S. GAAP, capitalization of interest is calculated for certain qualifying assets that require a period of time to get them ready for their intended use. Under Canadian GAAP, capitalization of interest is permitted, but not required. In 2004, the company’s interest expense related to construction in progress is $49,823, which has been expensed for Canadian GAAP purposes.

e)	Issue of escrow shares

U.S. GAAP requires that compensation expense be recorded for the excess of the quoted market price over the price granted to employees and directors under escrow share agreements that are based on more than mere passage of time and require performance. The compensation expense is recorded when the shares become eligible for release. Under Canadian GAAP, no compensation expense is recorded for such escrow share agreements.

f)	Supplemental cash flow information

Under U.S. GAAP, the direct method of presenting the consolidated statements of cash flows for 2004, 2003 and 2002 would not show exploration expenditures under investing activities. These balances of $62,204, $43,782 and $311,185, respectively, would instead be included in cash paid to suppliers and employees under operating activities. This would result in totals for 2004, 2003 and 2002 for cash paid to suppliers and employees of $5,373,135, $664,427 and $646,145, respectively.

g)	Marketable securities

For U.S. GAAP purposes, unrealized gains and losses for available-for-sale securities are included in comprehensive income, a separate component of shareholders’ equity, except where the decline in value is other than temporary in which case Canadian and U.S. GAAP are the same.

h)	Issue of units

Canadian GAAP allows the allocation of proceeds on the issue of units to be applied firstly to the fair value of the common shares component, with the remainder applied to the warrants. Under U.S. GAAP, the proceeds are allocated to each instrument on a pro rata basis using the total fair value to determine the pro rata allocation.

(20)

Spur Ventures Inc. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

i)	Recent accounting pronouncements

Accounting standards that the company expects to adopt subsequent to December 31, 2004 on a prospective basis when applicable include the following:

Financial instruments-recognition and measurement, hedges, and comprehensive income

Financial instruments other than trade receivables, trade payables and certain other financial liabilities including long-term debt must be recorded at fair value, not historical cost. If a financial instrument is measured at fair value, changes in its fair value are recognized in operations in the period in which they occur except for investments, and possibly certain other assets, designated as being “available for sale”. Changes in the fair value should be recorded directly in shareholders’ equity in a special account called “other comprehensive income” until the asset disappears or is impaired. At that time, the gains and losses are recycled to the income statement. The result of applying this standard is that income from these investments will be reported in the income statement as if the assets were accounted for at historical cost.

These new Canadian standards are effective for fiscal years starting on or after October 1, 2006 and can be adopted earlier but only at the beginning of a financial year and only if the company has not already issued interim financial statements that cover part of the year. The company does not foresee any significant effects on implementation.

Whether mineral rights are tangible or intangible assets

Effective for reporting periods beginning after April 29, 2004, the United States Emerging Issues Task Force (EITF) released Issue 04-2, “Whether Mineral Rights are Tangible or Intangible Assets.” The consensus was that mineral rights acquired on a business combination are tangible assets and should be recorded as a separate component of property, plant and equipment either on the face of the financial statements or in the notes. The company will comply with the issue in the future as required.

Mining assets - impairment in business combinations

Effective for reporting periods beginning after March 31, 2004, the EITF released Issue No. 04-3, “Mining Assets: Impairment and Business Combinations.” The EITF reached consensus that an entity should include value beyond proven and probable reserves in the value allocated to mining assets in a purchase price allocation to the extent a market participant would include such value in determining the fair market value of the asset. The EITF also reached consensus that an entity should include the effects of anticipated changes in market prices of minerals when determining the fair market value of mining assets in a purchase price equation in a manner consistent with expectations of the marketplace.

An entity should also include cash flows associated with value beyond proven and probable reserves in estimates of future cash flows for determining if a mining asset is impaired under SFAS 144. An entity should also anticipate fluctuations in market prices when determining these cash flows.

The company will comply with this issue for any future business combination.

(21)

Spur Ventures Inc. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

18

Financial instruments and concentration of risk Fair values

The company’s financial instruments include cash and cash equivalents, marketable securities, accounts receivable, customer deposits, accounts payable and accrued liabilities and income and resource taxes payable. The fair values of these financial instruments approximate their carrying values.

Credit risk

The company maintains substantially all of its cash and cash equivalents with major financial institutions in Canada. Financial instruments that potentially subject the company to concentration of credit risk are primarily receivables. Management is of the opinion that any risk of loss is significantly reduced due to the financial strength of the company’s major customers.

Foreign currency risk

A substantial portion of the company’s business is carried out in Chinese Renminbi, and the company maintains Renminbi denominated bank accounts. Fluctuations in exchange rates between the Canadian dollar and PRC Renminbi could have a material effect on the business, results of operations and financial condition of the company.

19	Commitments During the upcoming years, the company has the following rental commitments:

$

2005	31,153
2006	31,153

20

Subsequent events

On March 3, 2005, the company granted incentive stock options for 500,000 shares at a price of $1.80 per share exercisable up to March 1, 2010, to a director. 50% of the options become vested on March 1, 2006 and the remaining 50% become vested on March 1, 2007.

On March 29, 2005, a former director exercised 50,000 shares of stock options at a price of $0.90 per share and the company received proceeds of $45,000.

(22)